ASI Entertainment, Inc.
     Registered Office: 954 Lexington Ave., Suite 242, New York, 10021, NY Postal Address: Level 1, 45 Exhibition Street, Melbourne, Vic., 3000,
                                   Australia
                    t : +61.3.9016 3021     +1 210 775 2468



 April 8, 2010


 Mr D. R. Humphrey
 Branch Chief
 Division of Corporate Finance
 United States Securities and Exchange Commission
 100 F Street N.E.
 Washington, D.C., 20549


 Dear Mr Humphrey

 Re:  ASI Entertainment, Inc.
 Form 10-K for the year ended June 30, 2009
 File No. 000-27881

 In response to your letter dated March 4, 2010, set out below are our responses to your questions and comments. For ease of reading, I have put your questions in parenthesis, followed by our response.
 I have attached a copy of a draft 10-K/A with changes referred to in this letter and our letters dated December 8, 2009 and February 2, 2010, which will be filed when the Commission advises that all questions and comments have been addressed satisfactorily.

 "1. Refer to your discussion of marketing arrangements on pages 4 and 5. We note that the Edwin Chan arrangement has a two year term. Please expand your disclosures to also specifically state the term/duration of the ASIQ, Ltd arrangement (5/29/08) and of the Chapman Reid assigned ground based arrangement."

 The agreement dated May 29, 2008 did not have a term. This will be clarified in the 10-K/A.

 The agreement dated June 18, 2008 was to remain in force as long as the PicoBlue product was commercially available and in operation. This will be clarified in the 10-K/A.

 "In addition, with regard to the ASIQ, Ltd arrangement (of 5/29/08), please clearly state under material terms whether there was any additional license fee due from ASIQ. Ltd."

 No license fee was due from ASIQ under the 5/29/08 agreement.

 "If the $200,000 fee disclosed under the, Chapman Reid agreement also covered the ASIQ. Ltd. agreement under (b) above, please revise to clarify."

 No fee was payable under the agreement (b) dated May 29.

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 "2. Please tell us of any related party relationship or affiliation between
 Chapman Reid Ltd. and ASIQ Ltd and/or ASI Entertainment."


 Barry Chapman, CEO and 50% shareholder of Chapman Reid is sibling of Ron Chapman. Barry Chapman also owns 278,612 shares in ASI Entertainment (0.4%) and 278,612 shares in ASIQ Limited (0.9%).

 "In addition, please describe and quantify the consideration that ASIQ Ltd. received from Chapman Reid Ltd. in return for the assignment of the agreement."

 Under the agreement of June 18, 2009, ASIQ had the right to assign the
 agreement.   ASI Entertainment had no right to charge further fees for the assignment.

 "3. We note that the date of the Edwin Chan agreement is represented as being March 10, 2008. However, the agreement was actually signed on October 3, 2008."

 The agreement was signed was March 10, 2008. The date format used was dd-mm-yy as is usual protocol in Australia and Malaysia (Edwin Chan). Dates previously advised and incorporated in the draft 10-K/A are therefore correct.

 "Further, when discussing license agreements in your fiscal 2008 Form 10-K (for the year ended June 30, 2008) you do not disclose the existence of the Edwin Chan agreement. (Refer to Item 12 of your fiscal 2008 Form 10-K on page 19 of that document)."

 The Edwin Chan agreement had been advised by 8-K filing when the agreement was signed. Yes, it was an oversight that it wasn't included in the 10-KSB for June 30, 2008 but has been included in the 2009 10-K/A. It is not considered appropriate to include reference to the Chan agreement in Item 12. Certain Relationships and Related Transactions.

 "Based upon these facts, it appears that the actual commitment date of the Chan agreement may have been October 3, 2008 and that the two year term began on that date. Please address this matter supplementally and revise your document as appropriate."

 Refer to response to the first point above. - no change in 10-K/A is considered necessary.

 "4  We note-
 that you privatized your subsidiary' ASIQ as of December 30, 2006- "

 Correct

 "You subsequently purchased the SafeCell intellectual property from your former subsidiary for $250,000 in cash."

 Correct, as provided in the reconstruction.

 "Following that purchase, you licensed the SafeCell intellectual property back to ASIQ in return for $200,000 in license fees and anticipated future royalties."

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 The aviation application of SafeCell was licensed to ASIQ at no fee but ASIQ is required to pay ASI Entertainment a 10% royalty on net revenue generated from SafeCell. Subsequently ASIQ developed a ground application for SafeCell which was called PicoBlue. Under the terms of the agreement between ASI Entertainment and ASIQ dated June 18, 2008, a separate license agreement was entered into under which a $200,000 license fee was payable by ASIQ to ASI Entertainment and ASI Entertainment was to receive future royalties of 5% of net revenue from the ground system.

 "Further, it appears that ASIQ may have assigned certain of the rights to Chapman Reid Ltd, which appears to be a related party."

 Under the agreement dated June 18, 2008 ASIQ had the right to assign the agreement. Yes, Chapman Reid is a related party per the response to 1. above, but the transaction was between two entities independent of ASI Entertainment and over which ASI Entertainment had no control. Item 13 has been amended to refer to the relationship.

 "Supplementally and in detail, please discuss the business reasons for each of these transactions."

 The December 31, 2006 restructure was proposed by major shareholders and accepted by the Board to capitalize on the technology development by its wholly owned subsidiary
 Purchase of the IP/patent application as detailed in the 8-K was part of the restructure as announced.
 After the restructure, ASI Entertainment business was the ownership of the patent application. ASIQ/Ron Chapman, as the creators of the technology, had the expertise to undertake the technical development and technical marketing of SafeCell, therefore as part of the restructure, ASI Entertainment entered into the agreement of May 28, 2008 to source those services.
 ASIQ subsequently developed a ground application for SafeCell and under the terms of the license agreement were required to enter into a separate agreement for the ground/PicoBlue license. A $200,000 fee was agreed for the license, plus on-going royalties.

 "In addition, please explain the business reasons why you forgave $1.8 million in debt from your former subsidiary prior to privatizing the entity."

 The debt was forgiven as agreed by the major shareholders and ratified by the Board, as all ASI Entertainment shareholders were to receive ASIQ shares.

 "5. As a related matter, upon privatization of ASIQ Ltd, it appears that the two companies were under common control. Please tell us whether the two companies continue to be under common control."

 ASIQ was under the "common control" of ASI Entertainment when it was a wholly owned subsidiary until December 31, 2006. Since January 1, 2007 ASIQ has not been under the common control of ASI Entertainment as it did not hold 50% or more of the issued capital.

 "If they are not, please tell us the date that common control ceased and, provide support for your conclusion in your response."

 With the reconstruction effective January 1, 2007, ASI Entertainment shareholders received a direct shareholding in ASIQ. ASI Entertainment has

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 subsequently raised additional funds through the issue of shares and the shareholding structures of the 2 companies are now quiet different.

 "6. Your response to our previous comment 9 has not demonstrated consistency with SAB Topic13.A.3. Specifically, you have not supported your argument that immediate recognition of revenue related to the license agreements is consistent with the nature of the transaction. Please tell us how you determined your treatment reflected the nature of each transaction. You should discuss each license agreement separately. Further, you should include whether and how you have further involvement with each licensee over the license term."

 License fees became due and payable on the date of signing of the agreements, which is also the date the agreement became effective, and therefore they were taken up in the then current accounting period. This is in accord with SAB Topic 13.A.3 d. when it states that "Upon inception of the license term, revenue should be recognized in a manner consistent with the nature of the transaction and the earnings process."

 Further revenue under the agreements is expected from royalties which will be taken up in the period in which they become due. To date no royalties have been received under any agreements.

 Note 1 Revenue Recognition will be amended to include further details of the agreements.
 The license fee under the Edwin Chan agreement was due on signing of the agreement March 10, 2008, the date the agreement became effective. Payment was subsequently received in June 2008. On-going revenue was expected to be received from royalties derived from the SafeCell technology.

 The license fee under the ASIQ agreement was due on signing of the agreement on June 18, 2008, the date the agreement became effective. On-going revenue is expected to be received from royalties derived from the SafeCell technology.

 "7. We note that you have added disclosure to Item 1 of your Form 10-K in response to previous comment 10. However, we continue to believe that this disclosure, while it may be appropriate in item I, should be included in the financial statement footnotes as well. Therefore, as previously requested, please revise your MD&A and financial statement footnotes to include an in-depth discussion of the individual license agreements, including their material terms, amounts received under such agreements, revenue recognized during the current period, and remaining deferred revenue to be recognized. Your revenue recognition policy should specifically state your recognition policy for each material license agreement and how this policy is in accordance with 'US GAAP."

 MD&A and footnotes to include the following:
 "REVENUE RECOGNITION
 The Company applies paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company recognizes revenue when it is realized or realizable and earned less estimated future doubtful accounts. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv)

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 collectability is reasonably assured."

 Details of agreements have been added to MD&A and footnotes.

 "8. As a related matter, please tell us how you have considered whether granting "exclusive" license, agreements for the same geographic area impacts whether persuasive evidence of an arrangement actually exists."

 When the ASIQ agreement became exclusive, the understanding was that the Chan agreement was automatically assigned to ASIQ. Chan had already agreed that ASI Entertainment had the right to assign the agreement as per clause 16., however the final assignment was by way of license which was agreed verbally, but not documented and should have been recognized in 10-K which has now been done in the 10-K/A.
 Evidence that an arrangement existed is the fact that payment of the license fee was received from Mr Chan. Mr Chan's license continued for the remainder of the term with ASIQ on the same terms as agreed to with ASI Entertainment, and has subsequently been extended by ASiQ for a further term.

 "9.   It is unclear why you have considered the acceptance of shares in ASIQ

 Ltd, in settlement of a receivable (400,000 shares for $200,000 receivable per the disclosure added on page 5 and what appears to be the related unrealized loss on those shares as an increase in operating cash flow. Please explain, supplementally and in detail."

 Shares were offered and the directors made a commercial decision to accept the shares.
 There wasn't an unrealized loss on the shares. The difference between $200,000 and $135,000 is the value of the shares issued as incentive to investors in ASI Entertainment which is taken up as a capital raising cost in the statement of operations and offset against the operating loss as "compensatory investment transfer" in the statement of cash flows.

 "10   As a related matter, it, appears you may be treating the ASIQ shares as "available-for-sale," as your disclosure on page 5 indicates the shares were valued at $200,000, but your June 30, 2009 balance sheet values the ASIQ shares at approximately $135,000. If our understanding is correct, please tell us how you have considered the unrealized loss in OCI in the statement of stockholders' equity, and the statement of cash flow."

 Refer to answer 9 above.

 "11. Alternatively, we note your reference to the use of shares as a "bonus to investors" in your response 7(c). Please further explain the nature of these transactions."

 One ASIQ share was offered for every 25 ASI Entertainment shares purchased.

 "If you have distributed the ASIQ shares to investors in return for an investment in your company, please describe and quantify each such transaction. Provide each of the book entries by date, in order to illustrate each such transaction."

 Book entry at March 31, 2009:
 Dr.   Capital raising fees    60,753.00
 Cr.   Shares at cost             60,753.00
 Shares were issued to:
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 M Blasgrove - 4,000 shares
 T Duggan - 10,000 shares
 D & B Chalmers ATF Broben Superannuation Fund - 20,000 shares
 Regsher P/L Superannuation Fund - 52,920 shares
 T Gleeson - 1,326 shares
 Jennett P/L - 13,260 shares
 D & A Blaney - 20,000 shares

 Book entry at June 30, 2009:
 Dr.   Capital raising fees    5,000.00
 Cr.   Shares at cost             5,000.00
 For shares issued to Sorcerer P/L ATF Lohyn Family Trust - 10,000 shares

 "Describe how you valued the ASIQ shares and how you valued the issuance of your shares in each case, if applicable."

 Valued at the price they were taken up in the accounts when received from ASIQ - US$0.50 per share.

 "State the actual market price of your shares on the OTCBB at each date."

 First offer was made on November 28, 2008 when the ASI Entertainment quoted share price was 2 cents per share. Offer to Lohyn was made on March 5, 2009 when the quoted share price was 3 cents but there had been only a few trades in the preceding 2 months at prices ranging from 1.5 cents to 3 cents.

 "Finally, for each such transaction, tell us whether the ASIQ shares went to a related party or associate. If they did go to such an individual, please identify that party."

 None of the shares went to related parties

 "12. Refer to your response to our prior comment 8. We note the past and present relationship of ASI to ASIQ, as well as the operating results of ASIQ prior to its privatization. In view of the relative significance of the associated investment to your balance sheet, we are not persuaded that the shares of ASIQ, Ltd. were appropriately valued as of the acquisition date, as of June 30, 2009 and as of each of the subsequent interim balance sheet dates. As previously requested, provide us with objectively verifiable support for the value of the shares at each of the above dates. We may have further comments upon review of your response."

 ASIQ offered its shares and ASI Entertainment accepted the offer. No formal valuations of the shares was carried out at the time of the offer and subsequently and have been held in the books at "cost". Until December 2006, the main asset of ASI Entertainment was the ownership of ASIQ. All funds raised by ASI Entertainment was based on the business and potential of ASIQ and most was subscribed at US$0.50. Hence following the restructure and distribution of the ASIQ shares to ASI Entertainment shareholders, the directors regarded the value of the shares to still be US$0.50 and used that value when taking the shares up in the ASI Entertainment accounts. No independent valuation of the shares has been carried out either at June 30, 2009 or the subsequent balance dates. As we are unable to demonstrate the fair value of the shares, we have now written them off and the financial statements have been adjusted accordingly. When we have been advised that the 10-K/A is acceptable to the SEC, we will submit amended 10-Q's to also reflect the write down.
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 "13. If your initial valuation is based, all or in part, upon the raising of capital, please tell us the date of each transaction upon which you are relying and the number of shares sold by ASIQ (as well as the percentage of outstanding shares that the sale represented). Tell us, in each case, whether the consideration was received immediately in cash and tell us whether each investor had a related party relationship, or was otherwise associated with either ASIQ or ASI. We may have further comment upon review of your response."

 The value was based as per the comment above..

 "14. Further, as this balance represents your entire asset balance at June 30, 2009, please revise your financial statements to include your investment policy as a critical accounting policy as well as the disclosure provisions of FASB ASC 320-10-50."

 As the ASIQ shares have now been written off, we do not consider an investment policy is necessary.

 "15. Upon resolution of the related accounting issues cited above, your financial statements and your MD&A should be revised to fully and clearly explain and quantify these transactions and activities."

 Added in MD&A that the ASIQ shares accepted as settlement of the outstanding debt.

 "16. Finally, consideration should be given, on an ongoing basis, to whether you may constitute an investment company as discussed in FASB ASC 946-10-05-2."

 We have reviewed ASC 946-10-05-2 and do not consider ASI Entertainment operates as an investment company. The major asset of the company as discussed in the 10-K and other filings, is the ownership of the SafeCell patent application and the stated purpose of the business is securing the patent approval for SafeCell and then receiving license and royalty fees from the patent. A value has not been placed on the patent application at this time.

 "17. Refer to our previous comment 15. Confirm our understanding that your stock options outstanding all vested on the date of grant and therefore related expenses were included in the period, issued. If our understanding is not correct, please advise."

 Yes, as stated previously, the expense was taken up in the period in which the options were issued.

 "18. We assume, from your cash flow statement, that you received $23,397 in cash and that you intend to issue your common shares in return. Please describe this transaction to us in greater detail. Tell us how many shares you are required to issue (if predetermined) and how the per share value is, or will be, derived. Explain why the shares were not issued upon receipt of the funds, tell us when you expect to issue the shares and indicate whether the buyers are related parties or associates."

 Cash was received from investors to purchase shares in ASI Entertainment. The liability represented payment for 2,500,000 shares at US$0.02 per share,
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 subject to adjustment for currency fluctuations. As the shares had not been physically issued at December 31, 2009, a liability was taken up in the balance sheet to reflect that the funds had been received, pending the issue of the shares.

 "Finally, we assume that if the transaction is not consummated you will be required to return exactly $23,397 in cash to the intended purchasers. Please confirm supplementally or advise. Transactions of this nature and size should be clearly described in the footnotes and in MD&A on an ongoing basis."

 The shares were issued in February 2010.
 We will add a footnote to MD&A in future.

 "19. In future filings, to facilitate the readers' understanding, please rearrange the order of your presentation. If you present the three months ending December 31, 2009 on the left hard side of the page, the next column should present the three months ended December 31, 2008 so that a comparison may be more easily made. You can then present the six months ended December 31, 2009 followed by the six months ended December 31, 2008."

 Noted


 As requested in your letter, the Company acknowledges that:

  . The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  . Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  . The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 If you have any further questions, my email address is:
 shiels@nextwaveinvestments.com.


 Yours sincerely




 Philip Shiels
 Chief Executive Officer
 and Chief Financial Officer









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